SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                __________________


                                     FORM 11-K


   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934 [FEE REQUIRED]


   For the fiscal year ended December 31, 1993

                                        OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]


   For the transition period from _______________ to _______________


   Commission file number 1-8353


                    NUI CORPORATION SAVINGS AND INVESTMENT PLAN


                                  NUI Corporation
                                 550 Route 202-206
                                   P.O. Box 760
                         Bedminster, New Jersey 07921-0760


                                 NUI CORPORATION

                            SAVINGS AND INVESTMENT PLAN


               FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND 1992

                                  TOGETHER WITH

                                 AUDITORS' REPORT




                                  NUI CORPORATION

                            SAVINGS AND INVESTMENT PLAN

                           INDEX TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1993 AND 1992





                                                                Page

   Report of Independent Public Accountants


   Financial Statements:

        Statement of Net Assets Available for Benefits            1

        Statement of Changes in Net Assets Available for Benefits 2

        Notes to Financial Statements                            3-5


   Supplemental Schedules:

        I  - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1993                         7

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1993                          8



   All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Administrative Committee of the
   NUI Corporation Savings and Investment Plan:

   We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan ("Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                          ARTHUR ANDERSEN & CO.

   New York, New York
   May 13, 1994

                                              NUI CORPORATION
                                        SAVINGS AND INVESTMENT PLAN
                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                             As of December 31,


                                          1993                                    1992
                                          Fixed                                  Fixed

                                       Income Fund  Shares Fund               Income Fund  Shares Fund
                            Total       (Fund A)     (Fund B)       Total       (Fund A)     (Fund B)


    ASSETS

    Investments at
    market value

    Wells Fargo Bank
    Income Accumulation
    Fund                  $13,423,920  $13,423,920           --           --           --           --

    Travelers Insurance
    Company
     Investment
     Contract                      --           --           --  $12,436,259  $12,436,259           --

    Common Stock of NUI
    Corporation            11,625,225           --  $11,625,225    9,781,939           --   $9,781,939

    Common Stock of KCS
    Group, Inc.             7,209,874           --    7,209,874    3,025,193           --    3,025,193

    Insured Money
    Market Funds              462,970      415,173       47,797        1,386           --        1,386

    Loans to
    participants              655,385      655,385           --      570,053      570,053           --
    Participants'
    deposits and other
    receivables                60,757       45,792       14,965      156,476      124,422       32,054
                            ---------    ---------    ---------    ---------    ---------    ---------

         Total Assets     $33,438,131  $14,540,270  $18,897,861  $25,971,306  $13,130,734  $12,840,572
                           ==========   ==========   ==========   ==========   ==========   ==========


    LIABILITIES

    Accrued loans              $9,000       $9,000           --      $81,400      $81,400           --

    Inter-fund
    transfers                      --     (11,474)       11,474           --          929        (929)
                           ----------   ----------   ----------   ----------   ----------   ----------
    Total Liabilities          $9,000     ($2,474)      $11,474      $81,400      $82,329       ($929)
                           ----------   ----------   ----------   ----------   ----------   ----------

    Net Assets
    Available for
    Benefits              $33,429,131  $14,542,744  $18,886,387  $25,889,906  $13,048,405  $12,841,501
                           ==========   ==========   ==========   ==========   ==========   ==========


                             The accompanying notes to financial statements
                                 are an integral part of this statement.



                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       For the Year Ended December 31, 1993


                                                       Fixed
                                                    Income Fund  Shares Fund
                                            Total     (Fund A)     (Fund B)
   Additions to Net Assets
     Attributable to:

     Investment Income:
      Realized gains on securities sold
         or distributed, net              $ 191,960  $        -   $  191,960

      Unrealized appreciation in fair
         value of investments             4,959,101           -    4,959,101

      Interest                              927,159     927,159            -

      Dividends                             677,140       1,198      675,942

     Contributions:
      Participants'                       1,423,799   1,206,012      217,787
      Employer's, net                       483,747      15,604      468,143

     Loan interest                           44,940      44,940          -
                                          ---------   ---------    ---------
   Total Additions                        8,707,846   2,194,913    6,512,933
                                          ---------   ---------    ---------

   Deductions from Net Assets
   Attributable to:

     Benefits paid to participants      (1,168,621)   (645,661)    (522,960)
                                         ----------   ---------    ---------

   Total Deductions                     (1,168,621)   (645,661)    (522,960)

   Interfund Transfers                           -     (54,913)       54,913
                                         ----------   ---------    ---------
   Net Increase                           7,539,225   1,494,339   6,044,886

   Net Assets Available for Benefits
      at beginning of the year           25,889,906  13,048,405   12,841,501
                                         ----------  ----------   ----------
   Net Assets Available for Benefits
      at end of the year                $33,429,131 $14,542,744  $18,886,387
                                         ==========  ==========   ==========



                  The accompanying notes to financial statements
                      are an integral part of this statement.



                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
                           NOTES TO FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED DECEMBER 31, 1993


   1. Summary Description of the Plan

     The NUI Corporation Savings and Investment Plan (the Plan) covers eligible employees of NUI Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 6 for a discussion of Plan amendments subsequent to December 31, 1993.

     The Plan allows eligible employees who apply for membership to make "basic contributions" of up to 6% of their annual base pay, which is matched by contributions by the Company. In 1993 and 1992, the Company's matching percentage was 50%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, but these additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

     Company contributions are invested in NUI common stock, with certain minor exceptions, and participant contributions may be invested in NUI common stock and/or a fixed income fund as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with 5 or more years of service with the Company becomes fully vested upon entering the Plan. Forfeitures are applied to reduce Company contributions.

     Participants may borrow up to 50% of the value of the vested portion of their accounts as calculated on the effective date of the loan up to a maximum of $50,000. The balance available for loans includes all monies in the participant's account minus the value of the Company and participant contributions held in the Shares Fund. The interest rate is the prime rate in effect on the last business day of each calendar quarter, as defined, plus one percent. The term of the loan cannot exceed five years, nor be less than one year. If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are applied as a return of principal. Loan interest received is applied based upon the allocation of principal.

     The Company has the right, under the Plan agreement, to terminate the Plan, although the Company has no intention to do so. Upon termination, all benefits would be distributed to participants.

     In 1988, all NUI subsidiaries participating in the Plan, except for Elizabethtown Gas Company and Utility Billing Services, Inc., were spun off to shareholders as KCS Group, Inc. (KCS). For each NUI share outstanding, one share of KCS common stock was issued. KCS participants held approximately 15.9% of Plan assets as of June 1, 1988, the effective date of the spin-off. As a result of the spin-off of KCS, KCS participants can



   maintain their balances in the Plan as of the date of spin-off; however, they cannot make further contributions to the Plan and may withdraw their balances in accordance with the withdrawal provisions of the Plan.

   2. Significant Accounting Policies

     The financial statements have been prepared on the accrual basis of accounting.

     The Plan's investments are reflected in the accompanying Statement of Net Assets Available for Benefits at market value.The market value of common stock of NUI Corporation and KCS Group, Inc. in the Shares Fund is based on the closing price as of December 31 on the New York Stock Exchange. The Fixed Income Fund and Insured Money Market Funds are valued at cost plus reinvested interest, which approximates market value.

     In accordance with generally accepted accounting principles, distributions are recorded when paid. Distributions payable to participants are $97,876 and $65,667 at December 31, 1993 and 1992, respectively. Accordingly, the Statement of Net Assets Available for Benefits has been restated to properly reflect distributions payable for 1992.

     Expenses of the Plan are paid by the Company.

   3. Investment Funds

     Prior to December 31, 1993, contributions by participants and the Company to the Fixed Income Fund (Fund A) were paid to The Travelers Companies, as Custodian. Contributions by participants and the Company to the Shares Fund (Fund B) were paid to the Custodian, Summit Trust Company. Effective January 1, 1994, Wells Fargo Bank became the Trustee, Record Keeper and Custodian of the Plan.

     Through December 31, 1993, the Plan and the agreements thereunder provide that the Plan shall consist of two separate investment funds (the Investment Funds) to be invested as follows (see Note 6 for a discussion of Plan amendments subsequent to December 31, 1993):

     Fund A (Fixed Income Fund) - This fund shall be invested and reinvested in securities and other property considered to offer dependable income yields. As directed by the Administrative Committee of the Savings and Investment Plan (the Committee), the Custodian has been issued a group annuity contract (the Contract). The Contract provides a guarantee of principal and also provides a guaranteed fixed interest rate, which rate shall be subject to modification from year to year. This interest rate was 7.50% and 8.45% during the years ended December 31, 1993 and 1992, respectively.

     On December 31, 1993, as a result of Plan amendments which take effect on January 1, 1994, the balance invested in Fund A's Investment Contract with The Travelers Companies of $13,839,093 was transferred to Wells Fargo Bank's Income Accumulation Fund and an Insured Money Market Fund.

     Fund B (Shares Fund) - This fund shall be invested and reinvested in common stock of NUI Corporation. Funds held by the Custodian in common stock of KCS Group, Inc. are only subject to withdrawal in accordance with the terms of the Plan.





     Any portion of Fund B may, pending investment or distribution, be invested in bank deposits (which may be non-interest-bearing) or other investments of a short-term nature. The Custodian may maintain in cash such part of the assets of the Plan as it deems necessary or advisable.

     Dividends, interest and other income earned by the Investment Funds shall be reinvested by the Custodians in accordance with the terms of the Plan.

   4. KCS Stock Splits

     Effective January 15, 1993, KCS issued a 2 for 1 stock split. The stock split resulted in 70,881 additional shares of KCS stock in Fund B. KCS also issued a 2 for 1 stock split on August 15, 1993 resulting in 137,486 additional shares of KCS stock in Fund B.

     Effective January 15, 1992, KCS issued a 3 for 2 stock split. The stock split resulted in 25,342 additional shares of KCS stock in Fund B.

   5. Federal Income Taxes

     The Internal Revenue Service (IRS) issued a determination letter, dated June 16, 1986, stating that the Plan, as then designed, met the requirements of Section 401 (a) of the Internal Revenue Code (Code) and was exempt from taxation. The Plan has been amended since receipt of the determination letter, however, the Company is in the process of filing for a new determination letter. The Plan's management believe that the Plan is currently designed and being operated in compliance with the requirements of
   Section 4O1 (a) of the Code. Therefore, they believe the Plan is qualified and the related trust is tax exempt.

     Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions. The Tax Reform Act of 1986 set certain limits on the amount of employee tax deferred contributions to such Plans.

   6. Plan Amendments

     Effective January 1, 1994, the Plan was amended to include the following:

     Participants investing in NUI common stock will be matched by the Company at 60% of their "basic contributions" of up to 6% of their annual base pay. Basic contributions invested in all other funds, will be matched by the Company at 50%.

     Participants may borrow up to 50% of the value of the vested portion of their accounts. The loan must be for at least $1,000 up to a maximum of $50,000. The balance available for loans includes all monies in the participant's account. The interest rate is the Wells Fargo Bank's prime rate plus 1% at the time of the loan.

     The Plan and the agreements provide that investments will consist of five separate funds as follows:

     Income Accumulation Fund - This fund shall be invested and reinvested in securities and property considered to offer dependable income yields.



     NUI Stock Fund - This fund shall be invested and reinvested in common stock of NUI Corporation. Funds held by the Custodian in common stock of KCS are only subject to withdrawal in accordance with the terms of the Plan.

     S&P 500 Fund - This fund shall be invested and reinvested in a portfolio of stock whose return is anticipated to be equivalent to the S&P 500 composite index.

     Asset Allocation Fund - This fund shall be invested and reinvested in a combination of stock, treasury bonds, and securities.

     Growth Stock Fund - This fund shall be invested and reinvested in a portfolio of stock that is expected to generate above market rates of return.




   EIN #22 - 1869941
   PLAN #2                                                           Schedule I


                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
                           ITEM 27a - SCHEDULE OF ASSETS
                           HELD FOR INVESTMENT PURPOSES
                               AT DECEMBER 31, 1993



                     Description
    Identity of      of                   Shares           Cost  Current Value
    Issue            Investment


    Wells Fargo      Income
    Bank             Accumulation
                     Fund                     --    $13,423,920    $13,423,920
    NUI Corporation  Common Stock        444,985     $8,090,757    $11,625,225

    KCS Group, Inc.  Common Stock        269,528       $326,895     $7,209,874

    Summit           Insured
    Bankcorporation  Money Market
                     Fund                     --        $47,797        $47,797
    Wells Fargo      Insured
    Bank             Money Market
                     Fund                     --       $415,173       $415,173

    Participant      Loans, at
    Loans            Interest
                     Rates
                     Ranging from
                     7.0% to 7.5%             --             --       $655,385

               The accompanying notes to financial statements are an
                          integral part of this schedule.

   EIN #22-1869941                                                                           Schedule II
   PLAN #2


                                              NUI CORPORATION
                                        SAVINGS AND INVESTMENT PLAN
                               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                    FOR THE YEAR ENDED DECEMBER 31, 1993
                                                                                             Current
                                                                                   Value of
                                                       No.                         Asset on      Net
    Identity of  Description    No. of     Purchase     of    Selling   Cost of   Transaction  Gain or
       Party       of Asset   Purchases     Price     Sales    Price     Asset       Date       (Loss)


    Series of transactions with Summit Trust Company, involving securities of the same issue, that, in the aggregate, exceed 5% of the plan assets as of the beginning of the plan year:

        NUI         Common
    Corporation     Stock            61   $1,451,765      20  $292,328  $195,217     $292,328  $97,111

                           The accompanying notes to financial statements are an
                                      integral part of this schedule.


                                               8




                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation of our report dated May 13, 1994, included in this Form 11-K, into the Company's previously filed Registration Statements File No. 33-51459 relating to NUI Direct, File No. 33-45350 relating to the Savings and Investment Plan, and File No. 33-24169 relating to the 1988 Stock Plan.



                                                          ARTHUR ANDERSEN & CO.


     New York, New York
     May 13, 1994


                                    SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.


                                                                NUI CORPORATION

   June 22, 1994                                         /S/ Richard J. O'Neill
                                                             Plan Administrator

   June 22, 1994                                         /S/ Bernard F. Lenihan
                                                                   Plan Sponsor
